United States securities and exchange commission logo





                               May 13, 2022

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 20,
2022
                                                            CIK No. 0001899658

       Dear Mr. Ho:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1/A filed April 20, 2022

       Cover Page

   1. We note your response to prior comment 2 and reissue the comment in part. Please revise your disclosure to
include a cross-reference to the consolidating schedule and the consolidated financial
statements.
   2. We note your response to prior comment 4 but do not see responsive disclosure.
                                                        Therefore, we reissue
our prior comment. Clearly disclose how you will refer to the holding company and
subsidiaries when providing the disclosure throughout your
                                                        prospectus so that it
is clear to investors which entity the disclosure is referencing and
 Pui Lung Ho
FirstName  LastNamePui
WANG & LEE     GROUP, Lung
                       Inc. Ho
Comapany
May        NameWANG & LEE GROUP, Inc.
     13, 2022
May 13,
Page 2 2022 Page 2
FirstName LastName
         which entity is conducting the business. Refrain from using terms such
as    we   ,    our    or
            Group    when describing activities or functions. Disclose clearly
the entity (including the
         domicile) in which investors are purchasing an interest.
3. We note your response to prior comment 5 that the Company intends to take advantage of the extended transition period for the implementation of new or revised accounting standards, but do not see the revised disclosure. Please uncheck the relevant box on the cover page or advise.
Table of Contents, page v

4. We reissue prior comment 6, as you have not removed the statement that you "do not make any representation as to the accuracy of the information" on page v of the prospectus. Please remove this inappropriate disclaimer of responsibility for the information in the prospectus.
Prospectus Summary, page 8

5. We note your response to prior comment 7 and reissue the comment in part. Please clarify your disclosure to define "market" and "local market." In addition, we note that the win/bid rate you provided for your company was a wide range when compared to the higher rate of the competitor whose rate you provide. Please revise to clarify the win/bid rates of competitors or otherwise provide support for your statement that you believe you are a market leader.
6. We note your response to prior comment 9. As it appears that you have revised the disclosure to include a recitation of all of the risk factors listed in your offering, please confirm that these are management's views with respect to the most significant risk factors. In addition, please provide cross-references to the specific portion of the prospectus where each of your most significant risk factors is located. Refer to Item 503 of Regulation S-K.
7. We note your revised disclosure and response to prior comment 11. Please revise the statement that the "[c]ompany relies on dividends paid by its subsidiaries" to specifically identify the entity/entities constituting "the [c]ompany" as well as the identity of the
         "subsidiaries." Clarify if any of the entities or subsidiaries operate outside of China and
         Hong Kong.
8. We note your response to prior comment 12. Please provide a discussion of the nature and extent of the work you conducted for the theme parks you highlight, in order to provide investors with insights into an example of work you conduct for your customers.
Risk Factors, page 19

9. We note your response to prior comment 18 and reissue the comment in part. Within the revised risk factor on page 42 of the prospectus or in another risk factor, please discuss the most significant differences in corporate governance practices.
 Pui Lung Ho
FirstName  LastNamePui
WANG & LEE     GROUP, Lung
                       Inc. Ho
Comapany
May        NameWANG & LEE GROUP, Inc.
     13, 2022
May 13,
Page 3 2022 Page 3
FirstName LastName
10. We note your response to prior comment 19 and reissue the comment in part. Please include a discussion of your expected remediation plan following the consummation of this offering, including the expected timing of such activities and any material costs you expect to incur.
Use of Proceeds, page 46

11.      We note your response to prior comment 21. Given your disclosure regarding the
         intended acquisition of floor space and the special machinery required by the workshop, please describe the costs associated with this endeavor, including whether any assets will be purchased from affiliates of your company or their associates. If any assets will be acquired from affiliates of your company or their associates, please disclose who the assets will be acquired from and how the cost of the assets will be determined. Refer to
         Item 3(C)(2) of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

12. We note your response to prior comment 23 and reissue the comment in part. Please expand your disclosure to explain the significant changes for each of your business operations during each of the periods presented, including for the years ended December
         31, 2020 and 2019. Refer to Item 5(A) of Form 20-F and Section III(D) of SEC
         Interpretive Release 33-6835.
13. We note your response to prior comment 24 and reissue the comment in part. Please revise to further clarify the specific impact of the material trends and "headwinds" on your current and expected operations, including the basis for management's statement that it "remains optimistic in the forecast" following news reports of Hong Kong's extensive lockdowns to contain the spread of COVID-19 in 2022.
14. We note your response to prior comment 27. You continue to include a large number of third party websites with detailed industry and other information. Please revise each cite to clarify what data or other information, if any, you believe is important for investors.
         Note that required material information should be included in the registration statement.
         Revise to remove disclosure suggesting that material information is omitted or incorporated by reference from the articles and websites referenced in the filing.
Business, page 68

15. We note your response to prior comment 30 and reissue the comment. Please revise to clearly identify the material regulations that affect you and describe in plain language the material effects of such government regulations on your business. For example, in the discussion on pages 83 and 84 regarding the Registered Minor Works Contractor regulations, your disclosure on Wang & Lee Contacting Limited does not specifically highlight which risk categories fall within the scope of the company. Pui Lung Ho
WANG & LEE GROUP, Inc.
May 13, 2022
Page 4
Management, page 100

16. We note your response to prior comment 31 and reissue the comment in part. Please revise this section to clarify each of the executive officers' business experience. Refer to
      Item 6(A) of Form 20-F.
Related Party Transactions, page 100

17. We note your response to prior comment 33 and reissue the comment in part. Please name the director(s) involved in the loans. Refer to Item 7(B) of Form
20-F.
Underwriting, page 123

18. We note your response to prior comment 34 that there has been agreement between the parties to forgo granting the underwriters an over-allotment option and underwriter warrants. We note lingering references in the Underwriting and Use of Proceeds sections to the over-allotment option. Please revise or advise.
General

19. We note your response to prior comment 38 and reissue the comment, as we have not found any responsive disclosure. Please consider including page number references in your response letter keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.
        You may contact Isaac Esquivel at 202-551-3395 or William Demarest at 202-551-
3432 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNamePui Lung Ho
                                                             Division of
Corporation Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                             Office of Real
Estate & Construction
May 13, 2022 Page 4
cc:       Benjamin Tan
FirstName LastName